Filed by The Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: The Bancorp Bank
Registration Statement No. 333-117385

This filing relates to a press release issued by The Bancorp Bank (the “Bank”) to announce the special meeting of shareholders of the Bank to vote on a proposed reorganization (the “Reorganization”) of The Bancorp, Inc. and the Bank pursuant to an Agreement and Plan of Merger, which is on file with the SEC as Appendix A to the proxy statement/prospectus on Form S-4, as amended, and which is incorporated by reference into this filing. The press release is as follows:

The Bancorp Bank Sets Special Shareholders’ Meeting Date

WILMINGTON, DE – November 16, 2004 – The Bancorp Bank (“Bank”) (Nasdaq NM: TBBK) has set the date for a special meeting of shareholders on Wednesday, December 15, 2004 at 9:00 a.m. at the offices of The Bancorp Bank, 1818 Market Street, 28th Floor, Philadelphia, PA 19103.  Shareholders of record for the Bank’s common shares as of November 12, 2004 are entitled to notice of and to vote at the meeting.  Shareholders will vote on the consummation of a plan of merger under which the Bank would be reorganized as a wholly owned subsidiary of The Bancorp, Inc (“Bancorp”).  Upon consummation of the merger, each share of the Bank’s common stock would be converted into 1.15 shares of Bancorp common stock.  Fractional shares would be cashed out.

Notice Pursuant to Securities Act Rule 425
Bancorp filed a registration statement on Form S-4 with the SEC and the Bank filed a proxy statement/prospectus, included as part of the registration statement, with the Federal Deposit Insurance Corporation (“FDIC”), in connection with the proposed reorganization. The Form S-4 contains the proxy statement/prospectus and other documents for the special meeting of shareholders of the Bank at which time the proposed reorganization will be considered.  The Form S-4 registration statement and proxy statement/prospectus contain important information about Bancorp, the Bank, the reorganization and related matters.  Bank shareholders should read the Form S-4 registration statement and proxy statement/prospectus carefully before they make any decision with respect to the proposed reorganization.

The Form S-4 registration statement and proxy statement/prospectus, and all other documents filed with the SEC in connection with the proposed reorganization are available free of charge at the SEC’s website, www.sec.gov.  All documents filed with the SEC and FDIC by Bancorp and the Bank, respectively, in connection with the proposed reorganization are available, upon written or oral request, at the following address or telephone number:  The Bancorp, Inc. 405 Silverside Road, Wilmington, DE 19809,  Attention:  Martin Egan, Corporate Secretary, Telephone No. (302) 385-5000.

The proxy statement/prospectus, and all other documents filed with the FDIC in connection with the proposed reorganization may be inspected at the Registration and Disclosure Section of the FDIC at 550 Seventeenth Street, NW, Washington, D.C. 20429 (telephone (202) 898-8913).  Additionally, all FDIC filings made by the Bank in connection with the proposed reorganization are available to the public at the Bank’s website, www.thebancorp.com.

The respective directors and executive officers of Bancorp and the Bank may be deemed to be participants in the solicitation of proxies from the shareholders of the Bank in favor of the proposed reorganization. Information about the directors and executive officers of Bancorp and the Bank and their respective interests in the proposed reorganization is available in the proxy statement/prospectus.

About The Bancorp Bank
The Bancorp Bank is an FDIC insured commercial bank that delivers a full array of financial services and products through private-label affinity partner programs nationwide. The private-label platform allows non-bank companies to provide branded banking products to their customer base.

The Bancorp Bank Contact
Andres Viroslav
215-861-7990
andres.viroslav@thebancorp.com